

Mail Stop 7010

July 12, 2007

By US Mail and Facsimile

Mr. R. David Russell
President and Chief Executive Officer
Apollo Gold Corporation
5655 South Yosemite Street
Suite 200
Greenwood Village, Colorado 80111

Re: Apollo Gold Corporation
        Amendment No. 2 to Registration Statement on Form S-3
        Filed June 25, 2007
        File No. 333-141877

Dear Mr. Russell:

    We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1, and the removal of RAB Special
        Situations (Master) Fund Limited as a selling shareholder. If material, please add
        a discussion of any liability you may have to RAB for liquidated damages in light
        of the action you have taken. We note section 2(e) of the Registration Rights
        Agreement filed as Exhibit 4.5 that allows for liquidated damages.

2.   We note your response to our prior comment 2, and reissue it in part. Please
        revise the title of the second line item on the table entitled "Payments to Selling
        Shareholders" on page 20 to be "Aggregate Discount at Date of Sale of
        Convertible Debentures."

Incorporation of Certain Documents by Reference, page 1

3.   Please specifically incorporate by reference the Form 8-K you filed on July 6,
        2007.

Selling Shareholders, page 16

4.   We note your statement that the information in the selling shareholder table is
        based on information obtained prior to or on April 4, 2007. Please update the
        information on the table, and provide the information missing from footnote 3.

Closing Comments

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-
3745 with any questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

Cc: Deborah J. Friedman (by facsimile)
       D. Levy